

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 27, 2017

Leonard Steinberg
Senior Vice President, Legal, Regulatory, and Government Affairs,
and Corporate Secretary
Alaska Communications Systems Group, Inc.
600 Telephone Avenue
Anchorage, Alaska 99503-6091

> **Re: Alaska Communications Systems Group, Inc.**
> **Schedule TO-I**
> **Filed March 17, 2017**
> **File No. 005-57739**

Dear Mr. Steinberg:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

Item 10. Financial Statements, page 2

1. Given that your offer is subject to a financing condition, we do not consider your offer to be within the safe harbor afforded by Instruction 2 to Item 10 of Schedule TO. Accordingly, summarized financial information, as described in Item 1010(c)(1)-(2) of Regulation M-A, must be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and Interpretation I.H.7 in the July 2001 Interim Supplement to Publicly Available Telephone Interpretations, available on our website.

Offer to Purchase for Cash

The Terms of the Tender Offer

Conditions to the Tender Offer, page 14

2. We note that the Tender Offer is conditioned upon satisfaction or waiver of the Financing Condition listed in the first paragraph of this section and that the availability of funds is a condition to the Tender Offer. Generally, when an offer is not financed, or when an offeror's ability to pay the consideration offered is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed or the ability to pay becomes certain. Under Rule 13e-4(d)(2), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the offeror will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders, as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Release Nos. 34-23421 (July 11, 1986 at footnote 70) and 34-24296 (April 3, 1987).

3. We note your statement in the first paragraph of this section that the Company "may terminate the Tender Offer, if at or prior to the Expiration Date…all of the General Conditions have been satisfied." This language appears to be inconsistent with the language in the following paragraph, which states that "[a]ll the 'General Conditions' shall be deemed to be satisfied unless any of the following conditions shall occur…" Please revise the disclosure in the first paragraph to clarify, if true, that the Company "may terminate the Tender Offer, if at or prior to the Expiration Date…all of the General Conditions have <u>not</u> been satisfied" (emphasis added).

Procedure for Tendering Notes
Representations, Warranties and Undertakings, page 18

4. You state that by tendering Notes, a tendering Holder "waives any and all other rights with respect to the Notes" and "releases and discharges the Company from any and all claims such Holder may have…arising out of, or related to, such Notes." Please revise these statements in light of Section 29(a) of the Securities Exchange Act of 1934.

Expiration Date; Extension; Termination and Amendment, page 21

5. We note your statement that the Company "reserves the right, in its sole discretion, to terminate or withdraw the Tender Offer at any time and from time to time." Please revise to clarify that the offer may only be terminated or withdrawn upon the occurrence of stated conditions on or prior to expiration.

<u>Announcements, page 22</u>

6. Please revise your disclosure in this section to state that amendments will be made "promptly," not "as promptly as practicable." Refer to Rule 13e-4(c)(3) of the Securities Exchange Act of 1934.

<u>Source of Funds, page 24</u>

7. Please provide the disclosure required by Item 1007(d)(2) of Regulation M-A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christina Thomas at (202) 551-3577 or me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: Jens M. Fischer, Esq.
Perkins Coie LLP